

20004360

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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SEC FILE NUMBER

8-32071

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blakeslee & Blakeslee, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1101 Marsh Street

(No. and Street)

| San Luis Obispo | CA | 93401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sam N. Blakeslee          805-543-4366

(Area Code — Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, middle name)

| 9221 Corbin Avenue, Suite 165 Northridge | CA | 91324 |
|---|---|---|
| (Address) | (City) | (State)   (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

RmS

Blakeslee & Blakeslee, Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2019

# OATH OR AFFIRMATION

I, Sam N. Blakeslee _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blakeslee & Blakeslee, Inc. _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
_____ Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Luis Obispo
Subscribed and sworn to (or affirmed) before me on this 3rd day of February, 2020 by Sam N. Blakeslee proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public _____



# ALVAREZ & ASSOCIATES, INC
## CERTIFIED PUBLIC ACCOUNTANTS

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Blakeslee & Blakeslee, Inc.:

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Blakeslee & Blakeslee, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**
The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 10, 2020

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

## Blakeslee & Blakeslee, Inc.
### Statement of Financial Condition
### December 31, 2019

### Assets

| | | |
|---|---|---:|
| Cash | $ | 178,770 |
| Commissions receivable | | 18,848 |
| Due from affiliate | | 23,906 |
| Property and equipment, net | | 53,315 |
| Other assets | | 23,095 |
| Right of use asset | | 295,223 |
| **Total assets** | $ | 593,157 |

### Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 17,721 |
| Credit card payable | | 1,324 |
| Lease payable | | 300,773 |
| **Total liabilities** | | 319,818 |

**Stockholders' equity**

| | |
|---|---:|
| Common stock, no par value, 200,000 shares authorized, | 59,205 |
| 68,843 shares issued and outstanding | |
| Retained earnings | 214,134 |
| **Total stockholders' equity** | 273,339 |
| **Total liabilities and stockholders' equity** | $ 593,157 |

*The accompanying notes are an integral part of these financial statements.*

**Blakeslee & Blakeslee, Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2019**

| | | |
|---|---|---:|
| **Revenues** | | |
| Commissions | $ | 2,137,996 |
| Gain/ (loss) on disposition of asset | | (341) |
| Other income | | 100,053 |
| **Total revenues** | | 2,237,708 |
| | | |
| **Expenses** | | |
| Employee compensation and benefits | | 586,062 |
| Commission expense | | 1,262,927 |
| Communications | | 87,481 |
| Occupancy and equipment rental | | 222,304 |
| Other operating expenses | | 100,018 |
| **Total expenses** | | 2,258,792 |
| | | |
| **Net income (loss) before income tax provision** | | (21,084) |
| | | |
| **Income tax provision** | | 800 |
| | | |
| **Net income (loss)** | $ | (21,884) |

*The accompanying notes are an integral part of these financial statements.*

# Blakeslee & Blakeslee, Inc.
## Statement of Changes in Stockholders' Equity
### For the Year Ended December 31, 2019

|  | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance at December 31, 2018 | $ 59,205 | $ 236,018 | $ 295,223 |
| Net income (loss) | - | (21,884) | (21,884) |
| Balance at December 31, 2019 | $ 59,205 | $ 214,134 | $ 273,339 |

*The accompanying notes are an integral part of these financial statements.*

## Blakeslee & Blakeslee, Inc.
## Statement of Cash Flows
## For the Year Ended December 31, 2019

**Cash flow from operating activities:**

| | | |
|---|---|---|
| Net income (loss) | | $ (21,884) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 9,207 | |
| Amortization right of use assets | 90,732 | |
| Loss on abandoned equipment | 341 | |
| | | |
| (Increase) decrease in assets: | | |
| Commissions receivable | (3,249) | |
| Due from affiliates | (376) | |
| Other assets | (3,465) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 3,032 | |
| Credit card payable | (1,478) | |
| Total adjustments | | 94,744 |
| **Net cash provided by (used in) operating activities** | | 72,860 |
| | | |
| **Cash flow from investing activities:** | | |
| Purchase of equipment | (14,916) | |
| **Net cash provided by (used in) in investing activities** | | (14,916) |
| | | |
| **Cash flow from financing activities:** | | |
| Lease principal payments | (85,182) | |
| **Net cash provided by (used in) financing activities** | | (85,182) |
| | | |
| **Net increase (decrease) in cash** | | (27,238) |
| **Cash and cash equivalents at beginning of year** | | 206,008 |
| | | |
| **Cash and cash equivalents at end of year** | | $ 178,770 |

**Supplemental disclosure of cash flow information:**
Cash paid during the year for:

| | | |
|---|---|---|
| Interest | $ | 9,356 |
| Income taxes | $ | 800 |
| Supplemental disclosures of non-cash transactions: | | |
| Right of use asset in exchange for lease obligations: | $ | 385,954 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Blakeslee & Blakeslee, Inc. (the "Company") was incorporated in the State of California on January 30, 1984. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund sales, and secondarily variable and fixed annuities.

The Company transacts business with its clients in primarily San Luis Obispo and Santa Barbara counties.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### *ASC 606 Revenue Recognition*

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The Company generates its revenue from the sale of mutual funds, and variable and fixed contracts of insurance products in the form of commissions and trail commissions.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Advertising costs are expensed as incurred. For the year ended December 31, 2019, advertising expense was $ 14,142.

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASU 2016-02 (Topic 842), Leases to recognize and measure its leases. Under the modified retrospective transition method, the Company recorded the following balances as of January 1, 2019 relating to its existing leases: Right-of-use asset ("ROUA") $295,223; Lease liability $300,773.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company is a lessee in several noncancelable operating leases for office space subject to ASC 842, applied as set forth below.

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a ROUA at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate ("IBR") at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROUA is subsequently measured throughout the lease term at the amount of the remeasured lease liability, representing the present value of the remaining lease payments; as adjusted for unamortized initial direct costs, prepaid or accrued lease payments; unamortized lease incentives received; and any impairments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: DUE FROM AFFILIATE

Under an expense sharing agreement, the Company is owed $ 23,906 from an affiliate, Blakeslee & Blakeslee Financial Advisors Inc. (BBFAI), for payroll and other shared administrative expenses. The Company's majority shareholder is also the sole shareholder of BBFAI.

## Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

|  |  | Useful Life |
|---|---|---|
| Furniture and fixtures | $ 28,038 | 7 |
| Equipment | 69,530 | 5 |
| Leasehold improvements | 35,292 | 39 |
| Total cost of property and equipment | 132,860 | |
| Less: accumulated depreciation | ( 79,545) | |
| Property and equipment, net | $ 53,315 | |

Depreciation expense for the year ended December 31, 2019 was $9,207.

## Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

|  | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ - | $ - |
| State | 800 | - | 800 |
| Total income tax expense (benefit) | $ 800 | $ - | $ 800 |

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, the IRS has not proposed any adjustment to the Company's tax position.

Deferred taxes are also the result of timing differences arising from different methods of depreciation used for income tax accounting and accounting principles generally accepted in the United States of America. A 100% valuation allowance has been applied against this asset since management cannot determine if it is more likely than not that the entire asset will be realized.

## Note 5: RETIREMENT PLAN

The Company maintains a SIMPLE IRA Plan (the "Plan") covering all of its eligible employees. The Plan is discretionary, and continuance of the plan is at the sole election of the Company. Under the terms of the plan, all employees, 21 years of age or older, are eligible to participate in the Plan.

The Company recorded a $12,683 contribution to this plan, which is included in employee compensation and benefits on the income statement.

## Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 7: LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to three years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. A 5% discount rate has been used in determination of the lease liability. The lease costs for the year ended December 31, 2019 are:

| | |
|---|---|
| Operating lease costs | 100,087 |
| Short-term lease costs | 72,531 |
| Variable lease costs | 13,973 |
| Total lease costs included in occupancy and equipment rental expense | $186,591 |

Amounts reported in the Statement of Financial Condition as of December 31, 2019 are as follows: Operating leases:

| | |
|---|---|
| Operating lease ROUA | $295,223 |
| Operating lease liabilities | $300,773 |

## Note 7: LEASES
(Continued)

Amounts disclosed for ROUA obtained in exchange for lease obligations and reductions to ROUA assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROUA resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

| | |
|---|---|
| 2020 | $170,544 |
| 2021 | 145,060 |
| | |
| Total undiscounted lease payments | $315,604 |
| Less imputed interest | (14,831) |
| | |
| Total lease liabilities | $300,773 |

## Note 8: CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2019, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## Note 9: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs") Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2019. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $172,656 which was $167,656 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($24,595) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum allowed.

## Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

**Blakeslee & Blakeslee, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2019**

**Computation of net capital**

| | | | |
|---|---|---|---|
| Common stock | $ | 59,205 | |
| Retained earnings | | 214,134 | |
| | | | |
| **Total stockholders' equity** | | | $ 273,339 |
| | | | |
| Less: Non-allowable assets | | | |
| Due from affiliate | | 23,906 | |
| Property and equipment, net | | 53,315 | |
| Commissions receivable | | 367 | |
| Other assets | | 23,095 | |
| | | | |
| **Total non-allowable assets** | | | (100,683) |
| | | | |
| **Net Capital** | | | 172,656 |

**Computation of net capital requirements**
Minimum net capital requirements

| | | | |
|---|---|---|---|
| 6 2/3 percent of net aggregate indebtedness | $ | 1,640 | |
| Minimum dollar net capital required | $ | 5,000 | |
| | | | |
| Net capital required (greater of above) | | | (5,000) |
| | | | |
| **Excess net capital** | | | $ 167,656 |

| | |
|---|---|
| Ratio of aggregate indebtedness to net capital | 0.14 to 1 |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Part IIa Form X-17A-5 report dated December 31, 2019.

**Blakeslee & Blakeslee, Inc.**
**Schedule II - Computation for Determination of the Reserve Requirements and**
**Information Relating to Possession or Control Requirements For Brokers and**
**Dealers Pursuant to SEC Rule 15c3-3**
**As of December 31, 2019**

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Blakeslee & Blakeslee, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Blakeslee & Blakeslee, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Blakeslee & Blakeslee, Inc. did not identify an exemption provision in 17 C.F.R. § 15c3-3(k) under which Blakeslee & Blakeslee, Inc. could claim an exemption from 17 C.F.R. § 240.15c3-3, however, Blakeslee & Blakeslee, Inc. believe the services they provide would not subject Blakeslee & Blakeslee, Inc. to the provisions of Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by the SEC staff (the "exemption claim"); and (2) Blakeslee & Blakeslee, Inc. stated that Blakeslee & Blakeslee, Inc. met the identified exemption claims throughout the year ended December 31, 2019 without exception, as Blakeslee & Blakeslee, Inc. does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to direct mutual fund business and the sale of 529 plans. Blakeslee & Blakeslee, Inc.'s management is responsible for compliance with the exemption claims and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blakeslee & Blakeslee, Inc.'s compliance with the exemption claim. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the language in footnote 74 to SEC Release 34-70073 and as discussed in Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule, dated October 12, 2017 by the Division of Trading and Markets (Updated November 29, 2018).

Alvarez & Associates, Inc.

Northridge, California
February 10, 2020



# Assertions Regarding Exemption Provisions

We, as members of management of Blakeslee & Blakeslee, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company performs certain services that would not qualify for an exemption from SEA Rule 15c3-3. However, the Company believes -- in consultation with our FINRA liaison -- these services would not subject the Company to the provision of Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company represents that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain limited to direct mutual fund and annuities business, and the sale of 529 plans.

Due to the Company's limited activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2019.

Blakeslee & Blakeslee, Inc.

By: Sam Blakeslee, President

Blakeslee & Blakeslee, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019



# ALVAREZ & ASSOCIATES, INC
## CERTIFIED PUBLIC ACCOUNTANTS

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
### ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Blakeslee & Blakeslee, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Blakeslee & Blakeslee, Inc. and the SIPC, solely to assist you and SIPC in evaluating Blakeslee & Blakeslee, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Blakeslee & Blakeslee, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Blakeslee & Blakeslee, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Blakeslee & Blakeslee, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Alvarez & Associates, Inc.*

Alvarez & Associates, Inc.
Northridge, California
February 10, 2020

**Blakslee and Blakslee, Inc.**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2019**

|                                                          | Amount    |
| -------------------------------------------------------- | --------- |
| **Total assessment**                                     | $      14 |
| SIPC-6 general assessment                                |           |
| Payment made on July 22, 2019                            | (5)       |
| Less prior overpayment applied                           | -         |
| SIPC-7 general assessment                                |           |
| Payment made on January 28, 2020                         | (9)       |
| **Total assessment balance** **(overpayment carried forward)** | $      - |